UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

The information herein and in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

New Investor Presentation

On May 1, 2024, ZOOZ Power Ltd. (the “Company”) issued a new investor presentation, a copy of which is attached hereto as Exhibit 99.1 and is available on the Company’s investor relations website at https://ir.zoozpower.com.

The information contained in the investor presentation is being provided as of May 1, 2024, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements therein to reflect actual results that subsequently may occur unless the Company is required to do so under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor presentation issued on May 1, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: May 1, 2024	By:	/s/ Boaz Weizer
	Name:	Boaz Weizer
	Title:	Chief Executive Officer